Exhibit 99.1

News Release

Stantec reports solid first quarter 2014 results and dividend

EDMONTON, AB; NEW YORK, NY (May 15, 2014) TSX, NYSE:STN

Today, Stantec announced solid first quarter 2014 results, with several key items to highlight:

—	Gross revenue increased 11.8% to C$573.9 million in Q1 14 from C$513.2 million in Q1 13 with organic growth of 5.8%
—	Net income increased 18.0% to C$33.5 million in Q1 14 from C$28.4 million in Q1 13
—	Diluted earnings per share increased 16.4% to C$0.71 in Q1 14 from C$0.61 in Q1 13
—	The Company declared a quarterly dividend of C$0.185 per share
—	Stantec closed two acquisitions in Q1 14: Williamsburg Environmental Group, Inc., based in Virginia; and Processes Unlimited International, Inc., based in California
—	Subsequent to the quarter, Stantec closed the acquisition of JBR Environmental Consultants Inc., based in Utah; and signed letters of intent for both SHW Group, based in Texas, and USKH Inc., based in Alaska

In Q1 14, Stantec’s gross revenue grew organically by 5.8% compared to Q1 13. The Company’s performance is a result of sustained activity throughout the organization and increased activity in its Oil & Gas and Water sectors, in addition to continued strength in its Canadian operations.

“The first quarter of 2014 has been a positive start to our 60th year of operations at Stantec and our 20th year on the TSX,” says Bob Gomes, Stantec president and chief executive officer. “We are on track to meet our expectations thanks to our hardworking staff who bring their creativity and expertise to every project and to our clients who entrust us with their projects.”

Designing with Community in Mind

Stantec collaborates across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. With a focus on designing with communities in mind, the Company opened 2014 with solid performance that demonstrates the strength of its business model in an evolving market.

In Stantec’s Buildings business operating unit, the Company continues to benefit from activity across its regions. In particular, opportunities for P3 projects continued despite public funding constraints and increased international competition. For instance, during the quarter, Stantec was named as the designer on a team which was selected as the successful proponent for two new hospitals to be constructed on North Vancouver Island, British Columbia.

In its Energy & Resources business operating unit, Stantec is recognized as a top integrated provider of services in a market that continues to be very active. This recognition allowed Stantec to secure project awards during the quarter for engineering and environmental services on major pipelines in Canada with large national clients that transport oil and gas products for export.

In Stantec’s Infrastructure business operating unit, population growth, urbanization, flood management activities, and the need to rehabilitate aging infrastructure are driving the requirement for its water, community development, and transportation services. For example, during the quarter, the Company secured a project in Columbus, Ohio, to perform the first physical inspection of the next segment in the city’s large Diameter Sewer Assessment Program. In Stantec’s Transportation sector, the quarter saw new awards, such as the design rehabilitation work on bridges located in Nassau and Suffolk counties in the state of New York.

Strategic Growth

Focusing on increasing the strength of its Energy & Resources business operating unit, Stantec completed two acquisitions in the first quarter. In January, Stantec expanded its environmental services in the US Mid Atlantic by acquiring Williamsburg Environmental Group, Inc. and Cultural Resources, Inc. This 115-person firm based in Williamsburg, Virginia, has three additional offices across the state with established long-term community relationships. In March, Stantec added significant strength to its oil and gas, and industrial service capabilities in the United States by acquiring Processes Unlimited International, Inc. (ProU). Based in Bakersfield, California, ProU is a 450-person multidisciplinary engineering, project management, and design firm with seven offices across California, Texas, Georgia, and Tennessee.

Subsequent to the quarter, Stantec enhanced its growing environmental service presence and capabilities across the western United States by acquiring JBR Environmental Consultants, Inc. (JBR). Based in Salt Lake City, Utah, JBR is a 140-person full-service environmental consulting firm operating in 12 western United States locations.

Subsequent to the quarter, Stantec also signed letters of intent for the firms SHW Group and USKH Inc. SHW Group, a nearly 300-person Texas-based firm with four offices in the Midwest and Mid-Atlantic states, will help diversify Stantec’s Buildings business operating unit by growing its education business in an expanding US market. USKH Inc., a 130-person multidiscipline design firm based in Anchorage, Alaska, with offices across Washington and Alaska, will complement Stantec’s presence in the Canadian North, enabling Stantec to offer US and Canadian clients a comprehensive suite of services across the emerging resource-rich northern areas of North America.

Additional Company Activity

Subsequent to the quarter end, Stantec declared a dividend of C$0.185 per share, payable on July 17, 2014, to shareholders of record on June 27, 2014.

Conference Call and Company Information

Stantec’s first quarter conference call, to be held Thursday, May 15, 2014, at 2:00 PM MDT (4:00 PM EDT), will be broadcast live and archived in the Investors section of www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-800-820-0231 and provide confirmation code 3390176 to the operator.

Stantec’s Annual and Special Meeting of Shareholders will be held today at 10:30 AM MDT (12:30 PM EDT) at MacEwan University’s CN Theatre, Room 5-142, 10500 – 104 Avenue, in Edmonton, Alberta.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 13,000 employees working in over 200 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Statements

Stantec’s gross revenue is an additional IFRS measure. For a definition and explanation of additional IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2013 Annual Report.

Certain statements contained in this news release constitute forward-looking statements. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding, the risk that Stantec will not meet its growth or revenue targets, and the risk that the projects contemplated in this news release will not be completed when expected or at all. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information on how other material risk factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2013 Annual Report. You may obtain our 2013 Annual Report by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com or at www.stantec.com. Alternatively, you may obtain a hard copy of the 2013 Annual Report free of charge from our Investor Contact noted below.

Media Contact	Investor Contact
Sherry Brownlee	Crystal Verbeek
Stantec Media Relations	Stantec Investor Relations
Ph: (780) 917-7264	Ph: (780) 969-3349
sherry.brownlee@stantec.com	crystal.verbeek@stantec.com

Design with community in mind

- Continued, Consolidated Statements of Financial Position and

Consolidated Statements of Income attached –

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	March 31 2014 $	December 31 2013 $

ASSETS
Current
Cash and cash equivalents	120,574	143,030
Trade and other receivables	377,406	384,907
Unbilled revenue	196,960	143,894
Income taxes recoverable	10,501	8,792
Prepaid expenses	22,864	18,959
Other financial assets	25,776	21,418
Other assets	2,863	5,231

Total current assets	756,944	726,231
Non-current
Property and equipment	142,288	133,534
Goodwill	658,757	594,826
Intangible assets	89,506	78,857
Investments in joint ventures and associates	5,710	4,996
Deferred tax assets	43,866	45,383
Other financial assets	85,149	83,163
Other assets	1,076	1,188

Total assets	1,783,296	1,668,178

LIABILITIES AND EQUITY
Current
Trade and other payables	243,154	259,113
Billings in excess of costs	81,161	77,803
Income taxes payable	2,317	9,127
Current portion of long-term debt	47,281	37,130
Provisions	12,618	12,047
Other financial liabilities	3,498	1,927
Other liabilities	10,292	9,837

Total current liabilities	400,321	406,984
Non-current
Long-term debt	269,490	200,943
Provisions	52,432	49,539
Deferred tax liabilities	59,855	58,082
Other financial liabilities	2,168	2,041
Other liabilities	59,731	57,955

Total liabilities	843,997	775,544

Shareholders’ equity
Share capital	266,608	262,573
Contributed surplus	12,377	12,369
Retained earnings	630,955	606,056
Accumulated other comprehensive income	29,359	11,636

Total equity	939,299	892,634

Total liabilities and equity	1,783,296	1,668,178

Consolidated Statements of Income

(Unaudited)

	For the quarter ended March 31

(In thousands of Canadian dollars, except per share amounts)	2014 $	2013 $

Gross revenue	573,893	513,207
Less subconsultant and other direct expenses	92,638	86,355

Net revenue	481,255	426,852
Direct payroll costs	219,622	196,525

Gross margin	261,633	230,327
Administrative and marketing expenses	199,912	175,388
Depreciation of property and equipment	8,824	7,282
Amortization of intangible assets	5,364	5,804
Net interest expense	1,525	2,319
Other net finance expense	658	598
Share of income from joint ventures and associates	(805)	(208)
Foreign exchange loss	268	106
Other income	(366)	(308)

Income before income taxes	46,253	39,346

Income taxes
Current	10,326	10,886
Deferred	2,394	13

Total income taxes	12,720	10,899

Net income for the period	33,533	28,447

Weighted average number of shares outstanding – basic	46,622,544	46,054,787

Weighted average number of shares outstanding – diluted	47,147,352	46,361,858

Shares outstanding, end of the period	46,672,707	46,136,982

Earnings per share
Basic	0.72	0.62

Diluted	0.71	0.61